argenx
8h • Edited •

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We are excited to announce the acquisition of Forte Biosciences, Inc., a significant milestone for argenx and an important step forward in delivering on our ambition to be the leading immunology innovator of the future, relentless in expanding our pipeline with multi-indication, first-in-class molecules.

argenx and Forte Biosciences, Inc. have entered into a definitive agreement under which argenx will acquire Forte Biosciences, Inc. for $77 per share in cash, representing a total equity value of approximately $2.2 billion.

FB102, Forte's lead program, expands argenx's portfolio of differentiated immunology medicines, adding a first-in-class anti-CD122 antibody with clinical proof-of-concept in vitiligo and celiac disease with potential to address multiple autoimmune diseases. The acquisition reflects argenx's disciplined approach to identifying and advancing breakthrough science for patients with the potential to redefine standards of care in diseases that have lacked meaningful innovation for decades.

"Our Vision 2030 strategy is well-defined and on track with our discovery, development and commercialization engines delivering real value for patients," said Karen Massey, Chief Executive Officer of argenx. "The acquisition of Forte Biosciences builds on the strength of that foundation and advances our ambition to be the leading immunology innovator of the future. The addition of FB102 to our portfolio aligns perfectly with the argenx playbook: compelling biology, strong clinical validation and broad potential to address patient need. I am grateful to the Forte team for their outstanding work. Together, we look forward to unlocking the full potential of FB102 and accelerating its impact for patients."

PRESS RELEASE: https://lnkd.in/g9bK2A6i
IMPORTANT INFORMATION: https://lnkd.in/g9bK2A6i


argenx and Forte Biosciences have entered into a definitive agreement under which argenx will acquire Forte for approximately $2.2 billion.
argenx

Karen Massey • 3rd+
Advancing Patient-Centric Innovation Through Empowered Team...
45m •

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Today marks an exciting milestone for argenx as we announce our agreement to acquire Forte Biosciences, an important step forward in delivering on our ambition to be the leading immunology innovator of the future, relentless in expanding our pipeline with multi-indication, first-in-class molecules.

Our Vision 2030 strategy is well-defined and on track. The discovery, development and commercialization engines we've built are delivering real value for patients. The acquisition of Forte Biosciences builds on the strength of that foundation and advances our ambition to be the leading immunology innovator of the future. The addition of FB102 to our portfolio aligns perfectly with the argenx playbook: compelling biology, strong clinical validation and broad potential to address patient need.

Bringing Forte Biosciences into argenx is a natural extension of that journey.

FB102 is a compelling addition to our pipeline. With compelling biology, strong clinical validation in vitiligo and celiac disease, and the potential to address multiple autoimmune diseases, it represents exactly the kind of differentiated science we seek – innovative science with the opportunity to make a meaningful difference for patients.

What makes me especially proud is that this milestone reflects the strength of the foundation we have built, enabling us to identify transformative opportunities and move decisively when the science and the patient need align.

To everyone at Forte Biosciences: thank you for the innovation, dedication and expertise that brought FB102 to this point. We look forward to welcoming you to argenx and to building the next chapter together.

Most importantly, thank you to the argenx team. Your relentless focus on patients and your commitment to scientific excellence continue to fuel our momentum.

Together, we're expanding what's possible in immunology innovation – and we're just getting started.

Read more about today's announcement: https://lnkd.in/gqyaJC7e
Important Information: https://lnkd.in/gqyaJC7e

#argenx #Immunology #Biotech #Innovation #Leadership #PatientsFirst


argenx
argenx acquires Forte Biosciences
The acquisition adds FB102 to our immunology pipeline, further strengthening our porfolio of innovative therapies for autoimmune diseases.
The addition of FB102 strengthens our ability to pursue more for patients.
Complements our portfolio
Advances our mission